Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

	Year Ended 30 September
(in $AUD millions, unless otherwise indicated)	2017	2016	2015	2014	2013

Profit before income tax	11,515	10,644	11,416	10,740	9,772
Add fixed charges	15,932	16,881	18,223	18,894	20,376
Less minority interest in subsidiaries that have not incurred fixed charges	(7)	(15)	(56)	(64)	(74)
Earnings before tax and fixed charges	27,440	27,510	29,583	29,570	30,074

Interest expense	15,716	16,674	18,028	18,706	20,188
Portion of rent estimated to represent interest expense	216	207	195	188	188
Fixed charges	15,932	16,881	18,223	18,894	20,376

Ratio of earnings to fixed charges (%)	1.72	1.63	1.62	1.57	1.48